Mail Stop 4561

January 8, 2007

Arthur Viola
67 Wall Street, 22nd Floor
New York, NY 10005-3198

> **Re:** **Infe Human Resources, Inc.**
> **Form 8-K**
> **Filed November 7, 2006**
> **File No. 000-50374**

Dear Mr. Viola:

We have reviewed your response letter dated December 18, 2006, and have the following additional comments.

Form 8-K

1.   We have read your response to comment four and are awaiting your response..

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Please file your supplemental response and amendment via EDGAR in response to these comments within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time.

You may contact the undersigned at (202) 551-3472 if you have questions.

Sincerely,

Yolanda Crittendon
Staff Accountant